October 29, 2021

Ms.Taylor Beech, Esq.	VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Phone: (202) 551-4515

Re:	Kidpik Corp.
Registration Statement on Form S-1
Filed October 6, 2021
File No. 333-260101

Dear Ms. Beech,

We are responding to comments the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) provided on October 14, 2021, to Kidpik Corp.’s (the “Company’s” or “Kidpik’s”), Registration Statement on Form S-1 (File No. 333-260101)(the “Registration Statement”) filed on October 6, 2021.

In connection with these responses, we are submitting an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Registration Statement on Form S-1 Filed October 6, 2021

Risk Factors

We will need additional capital . . . , page 12

1. Please address in this risk factor the terms of, and the risks associated with, the financial support letter you have received from Mr. Dabah. Please also address the letter in the “We will require additional capital . . .” risk factor on page 13.

Response:

We have updated the risk factor to include the terms of, and risks associated with, Mr. Dabah’s financial support letter.

Ms. Taylor Beech, Esq.

October 29, 2021

Capitalization, page 44

2. We note that you have addressed comment 3, in part. Please revise to include the long-term loan payable.

Response:

We have revised the Capitalization table to include the long-term loan payable as part of the long-term debt (less current portion).

3. We note that not all stockholders included on the signature pages to the Stockholder Covenant Termination and Release Agreement filed as Exhibit 10.34 to the registration statement have executed the agreement. Please disclose whether there are certain stockholders that maintain the Special Stock Rights referenced in that agreement and if so, describe those rights.

Response:

One minority stockholder who held 147,620 shares of the Company’s common stock, or 2.7% of the Company’s outstanding common stock, at the time of the parties’ entry into the Stockholder Covenant Termination and Release Agreement, did not participate in such agreement. However, the shares held by such minority stockholder were subsequently transferred to another party, which the Company believes terminated any rights held by the original stockholder under the Stockholder Covenant Termination and Release Agreement. Notwithstanding that, the termination of such rights is unclear, and the Company has further clarified its disclosures and risks around the potential minority stockholder rights and further updated the risk factor title originally titled “Our current stockholders hold preemptive, anti-dilution, drag-along and tag-along rights, which will be terminated in connection with the offering, except to one minority stockholder of the Company, who will continue to hold anti-dilution, drag-along and tag-along rights, which have no termination date.” and now titled “We have one former minority stockholder of the Company, who may be deemed to hold anti-dilution, drag-along and tag-along rights, which have no termination date.”, as well as certain other disclosures in the Registration Statement, relating thereto under “Certain Relationships and Related Party Transactions”.

Response:

General

4. We note your disclosure that your audit committee will consist of one independent director. Please tell us how you expect to comply with Nasdaq Listing Rules 5605(c)(2)(A) and 5615-5, or disclose your intent to take advantage of the phase in period offered by the rule.

Ms. Taylor Beech, Esq.

October 29, 2021

Response:

We have updated the Registration Statement to disclose our intent to take advantage of the phase in period offered by the Nasdaq rules under the cover page of the Registration Statement, each time we reference our status as a ‘controlled company’, the risk factor titled “Ezra Dabah, our Chief Executive Officer and member of our Board of Directors and his family, own greater than 50% of our outstanding shares of common stock, which will cause us to be deemed a “controlled company” under the rules of Nasdaq.”, and under Corporate Governance.

* * * * *

Sincerely,

/s/ Adir Katzav
Adir Katzav
Chief Financial Officer